EXHIBIT 99.1

July 5, 2017	Trading Symbol: TSX Venture - CLH

Coral Announces Option Grant

Coral Gold Resources Ltd. (TSX-V – CLH; “Coral” or the “Company”) wishes to announce that it has granted incentive stock options for the purchase of 1,750,000 shares at a price of $0.355 per share exercisable on or before July 5, 2022 to directors, officers, consultants, and employees of the Company. The options are subject to the Company’s stock option plan.

About the Company:

The Company is exploring a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada. The Company intends to acquire new exploration and development projects, focused primarily in Nevada. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.